Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

September 6,  2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Amendment No. 9
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.9 to the Klein Retail Centers, Inc. registration statement on Form S-11.  Simultaneously with this filing, I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 13, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

The delaying amendment has been removed from the registration statement and the Company's request for acceleration is included in this filing.

Risk Factors

1.	The requested disclosure has been corrected in Part II to conform with the disclosure in the noted risk factor.

2.	The disclosure has been revised and appears on pages 14 and 33 of the prospectus.

3.	The requested disclosure has been revised and appears on page 21 of the prospectus and in the Management's Discussion and Analysis section appearing on page 35 of the prospectus.

Management's Discussion and Analysis
 Liquidity

4.	The requested disclosure has been added and appears on page 36 of the prospectus.

Management's Discussion and Analysis
Discussion of Fiscal Years Ended December 31, 2009 and December 31, 2010

5.
The noted disclosure has been clarified and appears on page 37 of the prospectus.  The basis for referring these rent reductions as "temporary" is that any such reduction does not become a new permanent rental income amount but is only in effect for that period of time when occupancy level dips to a certain level.  The Company seeks to fill vacancies in all its shadow retail centers as soon as possible and therefore the duration of such reduction is only for a certain fraction of the total lease term and only for a period of time until such occupancy level is returned.

Financial Statements

6.	Pursuant to Rule 8-08 of Regulation S-X, the updated financial statements are included.

Impairment of Long-Lived Assets

7.
The Company periodically reviews its long-lived assets, including certain amortizable identifiable intangibles, for impairment whenever events or changes in circumstances indicate that it will not be able to recover the asset’s carrying amount in accordance with the ASC 360-10-35.  The Company was notified that one of its tenants, Movie Gallery, filed for bankruptcy in February 2010. This tenant leased space from KRC at two locations: Mitchell, South Dakota and Baraboo, Wisconsin. The Movie Gallery leases at Mitchell and Baraboo expire on September 30, 2012 and July 31, 2010, respectively; however the Bankruptcy Court issued a Notice of Rejection of Certain Executory Contracts and Unexpired Lease on March 30, 2010 which amended the lease expiration date for the Mitchell, South Dakota location to March 31, 2010.

In reviewing Q1-2010 events, the Company considered the impact of the bankruptcy of Movie Gallery at these two locations within its analysis and noted that the carrying amount of the assets for each location did not exceed its estimated fair market value of these locations. As such, no impairment charge was recorded during Q1-2010.

The disclosure has been added and appears on page 37 of the prospectus.

8.
As stated above, the Company periodically reviews its long-lived assets, including certain amortizable identifiable intangibles, for impairment whenever events or changes in circumstances indicate that it will not be able to recover the asset’s carrying amount in accordance with the ASC 360-10-35. As ASC 360-10-35-21 states, “a long lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.  A significant decrease in the market price of a long lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition¼

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)¼

The Company’s impairment analysis for fiscal year end 12/31/09 incorporated a vacancy rate of 30% for the Jackson, MO location within its calculation of the undiscounted cash flows estimate. When measuring the carrying amount against the fair value of the assets, the Company noted that carrying amount of the assets did not exceed the estimated fair market and thus no impairment existed. Accordingly, no impairment charge was taken at fiscal December 31, 2009, March 31, 2010, or June 30, 2010. The disclosures within the financial statements reflect the accounting policies and no additional discussion was believed necessary in the MD&A section of the prospectus.

Note 4–Investment in Real Estate

9.
The Company entered into an agreement for the potential purchase of property (i.e. a commercial retail center) in Andalusia, Alabama in January 2010 and paid $100,000 as an earnest money deposit to be held in escrow toward a total purchase price of $1,575,000. The agreement calls for a contingency period on the front end whereby the Company can evaluate the property, building plans, permits, utilities, titles, surveys, covenants, conditions, restrictions, zoning, and financing on the property to determine if the property satisfactorily meets the Company’s needs.

At present, the Company is still within an extended contingency period of the contract and is currently evaluating whether the property will A) meets its needs or B) be economically suitable. If the Company determines “that the property is not satisfactory or economically suitable, for any reason” during the contingency period, it may terminate this agreement.
The Company has not obtained or identified any financing for this potential acquisition and has not yet evaluated the property to determine if the property is satisfactory or economically suitable. No renovation or improvement plans have been developed and thus no capital expenditures have been identified associated with this potential purchase.

According to SEC Financial Reporting Policies (“FRP”) section 506.02.c.ii, Businesses to be Acquired and Other Transactions not yet Consummated, the literature explains that “frequently, a registration statement is filed at a time when management is considering a transaction ¼ which is unrelated to the reason for which the registration statement is being filed¼. The rules provide that these disclosures are required when it is probable that the transaction will be consummated.”

The Company notes that the potential property purchase is aligned with its business purpose as defined in Note 1 of its financial statements. Note 1 read that the Company “was formed for the purpose of acquiring and operating commercial retail properties on a nationwide basis.” Thus, this transaction is of a similar nature and “related” to the established business of the Company.  Additionally, FRP 506.02.c.ii states that disclosure information is required when it is probable that the transaction will be consummated. As the Company is currently in the contingency period for evaluating whether the transaction will be null and void, the transaction is not deemed to be “probable”

Fiscal Year

Note 2 –Summary of Significant Accounting Policies

10.
According to ASC 840-20-25-7, lease incentives include payments made to or on behalf of the lessee. As the Company advanced to one of its tenants $60,000 prior to the commencement of the lease, the Company recorded this advance as a lease incentive. The amount is being amortized on a straight-line basis over the life of the lease against rent revenue in accordance with ASC 840-20-25-6.

11.
The Company issued shares (non-forfeitable, fully vested, no performance conditions, no market conditions) in exchange for services to be provided. The consultant did not perform on the contract. In lieu of a lawsuit, the consultant offered the shares back to the Company. The Company agreed to this return and did not pursue any further litigation matters pertaining to the original contract.

The Company has provided a separate letter from the law firm of Kranitz & Philipp further addressing this comment.

From an accounting perspective, the Company applied ASC 505-5-25-7 to record the transaction. It states, “If fully vested, non- forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).”

Based upon these facts, please see responses below for each bullet point listed in the letter.

*
The contract between the Company and the consultant did not contain any forfeiture or return provisions. The consultant was not required to return the shares. The Company threatened litigation due to the non-performance of the contract and the fact that the consultant was compensated with shares. In order to avoid litigation, the consultant returned the shares.

*
A contract was entered into between the Company and the consultant. The Company would hope to receive the services denoted in the contract; however, there were no guarantees or provisions in the contract that required performance. As such, the Company accounted for the transaction under ASC 505-50-25-7.

*
Since the shares issued were non-forfeitable, fully vested shares with no specific performance or market conditions, the Company applied ASC 505-50-25-7 as it met this criterion. ASC 505-50-25-6 discusses the condition whereby there is “an enforceable right to receive those goods or services”. The Company does not believe that ASC 505-50-25-6 is applicable based upon its facts and circumstances.

*
ASC 505-50-45-1 refers to ASC 505-50-25-7 and the fact that “a grantor may conclude that an asset has been received in return for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into the agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments)”. ASC 505-50-25-7 continues to state that whether a corresponding cost is an immediate expense or a prepaid asset ¼ depends on the specific facts and circumstances. The Company did not attain any probable tangible or intangible future economic benefits as a result of this agreement; thus, the Company does not believe that it meets the criterion for recognizing an asset.

Additionally, the ASC 505-50-25-10 provides an example that states, “¼ as services are consumed, the cost usually is recognized in determining net income of that period, for example, as expenses incurred for services”. As there was no performance criterion on this contract, the expense was recognized immediately.

Part II

12.	The requested disclosure has been added and appears in Item 32 of Part II.

13.	The requested disclosure has been added and appears in Item 32 of Part II.

14.
The acquisition agreements have been filed as requested with the exception of the Springdale, Arkansas acquisition agreement.  This agreement was entered into over a decade ago and management is not able to locate a copy of it.  Management is continuing to try to locate a copy and if it is successful, it will file a copy as an exhibit.

The Company does not believe that it is yet timely to file the agreement for the possible purchase of Andalusia, Alabama property.  The Company is still in the contingency phase of the agreement and there is no assurance that the Company will determine to proceed with the transaction.  During this contingency period, the earnest money deposit is refundable to the Company after its review of the transaction if it determines that the transaction is not satisfactory or economically suitable for it.  At such time as the Company makes a decision that it will proceed with the purchase, it will file the appropriate disclosure document.

Sincerely,

Lee W. Cassidy

Attachment
Letters from Kranitz & Philipp
Acknowledgment Letter ("Tandy") from Company
Acceleration Request